Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Third Quarter 2021 Financial Results

●	Total revenues increased 16.3% year-over-year to RMB310.4 million (US$48.2 million)[1].
●	Income from operations decreased 45.6% year-over-year to RMB54.9 million (US$8.5 million) [1].
●	Adjusted EBITDA (non-GAAP) [2] decreased 33.5% year-over-year to RMB73.7 million (US$11.4 million) [1].
●	Core net income (non-GAAP) [3] decreased 45.7% year-over-year to RMB50.2 million (US$7.8 million) [1].

SHANGHAI, Jan. 13, 2022 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality management group in China, today announced its unaudited financial results for the third quarter of 2021.

Third Quarter of 2021 Operational Highlights

●	A total of 4,626 hotels with 334,162 hotel rooms were in operation as of September 30, 2021, compared to 4,542 hotels and 328,773 hotel rooms as of June 30, 2021.
●	As of September 30, 2021, the Company had 62 leased-and-operated ("L&O") hotels and 4,564 franchised-and-managed ("F&M") hotels in operation in 362 cities across China, compared to 37 L&O hotels and 4,158 F&M hotels in operation in 341 cities as of September 30, 2020. The geographic coverage increased by 6.2% year over year.
●	During the quarter, the Company opened 182 hotels, an increase of 20 compared to 162 hotels in the third quarter of 2020. Two of those hotels were in the luxury segment, 70 in the mid-to-up-scale segment, 83 in the mid-scale segment, and 27 in the economy segment. Geographically speaking, 12 hotels were in Tier 1 cities [3], 52 in Tier 2 cities and the remaining 118 in Tier 3 and lower cities in China.
●	As of September 30, 2021, the Company had a pipeline of 1,207 hotels contracted for or under development, of which 57 hotels were in the luxury hotel segment, 337 in the mid-to-up-scale segment, 465 in the mid-scale segment, and 348 in the economy segment.

1    The conversion of Renminbi ("RMB")into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.4434 on September 30, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20211004/

2    Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, interest expense, depreciation and amortization, losses from investment in equity securities, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the abovementioned definition.

3    Core net income is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), one-time fees and expense, asset impairment/accrued bad debt and income tax expenses related to dividend distribution but excludes government subsidies (net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).

4    Tier 1 Cities refers to Beijing, Shanghai, Shenzhen and Guangzhou; Tier 2 Cities refers to the 32 major cities, other than Tier 1 Cities, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as municipalities with independent planning by the State Council.

●	The average daily room rate, or ADR, for all hotels in operation was RMB 163, an increase of 7.7% from RMB151 in the third quarter of 2020, and a 6.2% decrease compared with RMB174 in the pre-COVID-19 third quarter of 2019.
●	The occupancy rate, or OCC for all hotels in operation was 72.4%, a decrease of 6.7% compared with 79.1% in the third quarter of 2020, and a 13.5% decrease compared with 85.9% in the pre-COVID-19 third quarter of 2019.
●	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels’ ADR by its occupancy rate, was RMB 118, a 1.4% year-over-year decrease, and a 20.9% decrease compared with RMB149 in the pre-COVID-19 third quarter of 2019.
●	As of September 30, 2021 the Company’s loyalty program had more than 66 million individual members and more than 1,810,000 corporate members, compared to over 62 million individual members and approximately 1,760,000 corporate members, respectively, as of June 30, 2021. The Company sold approximately 91.3% of room nights directly during the third quarter of 2021.

"Despite the unprecedented challenges brought upon us by resurgences of COVID-19 cases in various parts of China, the company delivered satisfactory quarterly results as the impact on our occupancy and RevPAR has been less severe than at the average of other hotels in China," said Mr. Alex Xu, Chair and Chief Executive Officer of GreenTree. "This has been an extraordinarily tough period, but it is one that has been shared across the industry. As for ourselves, we feel certain that we will get through the current pandemic wave given the resilience of our business model and the experience that our team and franchisees have accumulated while combatting Covid-19. Going forward, we will further optimize our management and operating systems, including design and technology features, and sales and marketing programs to improve hotel quality and operating performance. Once again, I am extremely grateful for the support and dedication of our employees, franchisees, guests, and shareholders as we continue to navigate uncertain times.”

Third Quarter 2021 Financial Results

	Quarter Ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	66,823,544	106,518,761	16,531,452
Franchised-and-managed hotels	194,060,899	194,002,860	30,108,772
others	5,983,132	9,922,553	1,539,956
Total revenues	266,867,575	310,444,174	48,180,180

	Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	150,961,027	279,514,243	43,379,930
Franchised-and-managed hotels	470,258,096	589,609,423	91,505,948
others	19,034,407	29,589,847	4,592,272
Total revenues	640,253,530	898,713,513	139,478,150

Total revenues were RMB310.4 million (US$48.2 million) [1], a 16.3% year-over-year increase. The increase was primarily due to our newly opened L&O hotels. Compared with the pre-COVID-19 third quarter of 2019, total revenues increased by 6.3%. Total revenues for the first nine months of 2021 were RMB 898.7 million (US$139.5 million) [1], representing a 40.4% year-over-year increase.

Total revenues from leased-and-operated hotels were RMB106.5 million (US$16.5 million) [1], a 59.4% year-over-year increase. The increase was primarily due to the 20.7% year-over-year increase in L&O hotels’ RevPAR and revenues from the 24 L&O hotels opened since the beginning of 2021. This revenue increase was partially offset by the closure of 2 L&O hotels over the same period. Total revenues from L&O hotels for the nine months of 2021 were RMB279.5 million (US$43.4 million) [1], an 85.2% year-over-year increase.

Total revenues from franchised-and-managed hotels were RMB194.0 million (US$30.1 million) [1], almost the same as in the same quarter last year. Initial franchise fees increased by 17.8% year-over-year, mainly attributable to the gross opening of 181 F&M hotels and the closure of 96 F&M hotels. Recurring franchisee management fees and others decreased 1.7% year-over-year primarily due to the 2.2% decrease in RevPAR and offset by the 9.8% increase in the number of F&M hotels. Total revenues from F&M hotels for the first nine months of 2021 were RMB589.6 million (US$91.5 million) [1], representing a 25.4% year-over-year increase.

	Quarter Ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
Initial franchise fee	16,619,577	19,579,815	3,038,740
Recurring franchise management fee and others	177,441,322	174,423,045	27,070,032
Revenues from franchised-and-managed hotels	194,060,899	194,002,860	30,108,772

	Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
Initial franchise fee	42,985,481	57,172,423	8,873,021
Recurring franchise management fee and others	427,272,615	532,437,000	82,632,927
Revenues from franchised-and-managed hotels	470,258,096	589,609,423	91,505,948

Total operating costs and expenses

	Quarter Ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	108,025,295	172,797,324	26,817,724
Selling and marketing expenses	21,273,500	16,450,435	2,553,067
General and administrative expenses	44,782,915	68,776,812	10,673,994
Other operating expenses	434,792	760,850	118,083
Total operating costs and expenses	174,516,502	258,785,421	40,162,868

	Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	292,705,145	459,464,624	71,307,792
Selling and marketing expenses	51,114,478	56,271,856	8,733,255
General and administrative expenses	121,672,457	195,778,639	30,384,368
Other operating expenses	1,633,064	4,907,140	761,576
Total operating costs and expenses	467,125,144	716,422,259	111,186,991

Hotel operating costs were RMB172.8 million (US$26.8 million) [1], a 60.0% increase year-over-year. The increase was mainly attributable to the opening of 24 L&O hotels since the beginning of 2021, which resulted in higher rents, higher utilities and consumables, higher staff headcount and compensation, higher depreciation and amortization, and higher ramp up cost. Excluding the impact from newly opened L&O hotels in 2021, hotel operating costs increased 10.3%. For the first nine months of 2021, hotel operating costs were RMB459.5 million (US$71.3 million) [1], representing a 57.0% increase.

	Quarter Ended
	September 30,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	US$
Rental	27,189,274	68,151,443	10,576,938
Utilities	3,666,479	7,272,803	1,128,721
Personnel cost	11,732,599	21,175,692	3,286,416
Depreciation and amortization	14,946,857	17,781,855	2,759,701
Consumable, food and beverage	7,937,167	17,297,833	2,684,582
Costs of general managers of franchised-and-managed hotels	24,241,736	29,575,721	4,590,080
Other costs of franchised-and-managed hotels	7,873,516	7,670,523	1,190,447
Others	10,437,667	3,871,454	600,839
Hotel Operating Costs	108,025,295	172,797,324	26,817,724

	Nine Months Ended
	September 30,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	US$
Rental	90,098,256	171,945,795	26,685,569
Utilities	11,258,969	19,476,338	3,022,680
Personnel cost	31,296,079	52,246,791	8,108,575
Depreciation and amortization	36,873,883	51,465,319	7,987,292
Consumable, food and beverage	23,477,610	49,024,107	7,608,422
Costs of general managers of franchised-and-managed hotels	65,575,838	84,971,682	13,187,398
Other costs of franchised-and-managed hotels	17,853,103	20,119,472	3,122,493
Others	16,271,407	10,215,120	1,585,363
Hotel Operating Costs	292,705,145	459,464,624	71,307,792

Selling and marketing expenses were RMB16.5 million (US$2.6 million) [1], a 22.7% year-over-year decrease. The decrease was mainly attributable to lower advertising expenses. For the first nine months of 2021, selling and marketing expenses were RMB56.3 million (US$8.7 million) [1], a 10.1% increase.

General and administrative expenses were RMB68.8 million (US$10.7 million) [1], a 53.6% year-over-year increase. The increase was mainly attributable to the opening of 24 L&O hotels since the beginning of 2021 and the increased one-time consulting fees for capital market advice. Excluding the impact from newly opened L&O hotels and one-time consulting fees, general and administrative expenses increased by 16.6%. General and administrative expenses for the nine months of 2021 were RMB195.8 million (US$30.4 million) [1], a 60.9% year-over-year increase.

Gross profit was RMB137.6 million (US$21.4 million) [1], a year-over-year decrease of 13.3%. Gross margin was 44.3%, compared to 59.5% a year ago. The decrease was primarily due to the operating loss recorded by newly opened L&O hotels during their ramp-up period. Gross profit for the first nine months of 2021 was RMB439.2 million (US$68.2 million) [1], a 26.4% year-over-year increase.

Income from operations was RMB54.9 million (US$8.5 million) [1], a year-over-year decrease of 45.6%, with a margin of 17.7%. The decrease was mainly due to the operating loss recorded by newly opened L&O hotels during their ramp-up period. Excluding the impact of newly opened hotels, income from operations was RMB88.5 million, a year-over-year decrease of 12.3%, with a margin of 31.5%. Income from operations for the first nine months of 2021 was RMB205.6 million (US$31.9 million) [1], a year-over-year increase of 2.4%.

Net income was RMB33.0 million (US$5.1 million) [1], compared to RMB85.6 million in the third quarter of 2020 and net margin was 10.6%. The year-over-year decrease was mainly attributable to the operating loss recorded by newly opened

L&O hotels during their ramp-up period. Net income for the first nine months of 2021 was RMB179.3 million (US$27.8 million) [1], a year-over-year increase of 8.5%.

Adjusted EBITDA (non-GAAP) [2] was RMB73.7 million (US$11.4 million) [1], a year-over-year decrease of 33.5%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 23.7%, compared to 41.5% a year ago. Excluding the impact of newly opened hotels, Adjusted EBITDA was RMB107.3 million, with a margin of 38.2%. Adjusted EBITDA (non-GAAP) for the first nine months of 2021 was RMB248.9 million (US$38.6 million) [1], a year-over-year increase of 10.7%.

Core net income (non-GAAP) was RMB50.2 million (US$7.8 million) [1], a year-over-year decrease of 45.7%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 16.2%, compared to 34.6% one year ago. Core net income (non-GAAP) for the first nine months of 2021 was RMB173.0 million (US$26.8 million) [1], a year-over-year decrease of 11.2%.

Earnings per ADS (basic and diluted) were RMB0.33 (US$0.05) [1], down from RMB0.81 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.49 (US$0.08) [1], down from RMB0.90 a year ago. Earnings per ADS (basic and diluted) for the first nine months of 2021 was RMB1.80 (US$0.28) [1] up from RMB1.71 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB1.68 (US$0.26) [1] for the nine months of 2021, a decrease from RMB1.89 a year ago.

Cash flow. Operating cash inflow was RMB116.8 million (US$18.1 million) [1] as a result of income from operations. Investing cash outflow was RMB171.3 million (US$26.6 million) [1], which was primarily attributable to acquisition costs of our L&O hotels, investments and deposits of property and equipment, loans to franchisees, and purchases of short-term investments. The investing cash outflow was partially offset by proceeds from repayment from franchisees, and proceeds from short-term investments. Financing cash outflow was RMB48.4 million (US$7.5 million). Operating cash inflow for the first nine months of 2021 was RMB159.7 million (US$24.8 million) [1]. Investing cash outflow for the first nine months of 2021 was RMB672.0 million (US$104.3 million) [1]. Financing cash inflow for first nine months of 2021 was RMB101.5 million (US$15.7 million) [1].

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposit. As of September 30, 2021, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,192.1 million (US$185.0 million) [1], compared to RMB1,291.0 million as of June 30, 2021. The decrease from the prior quarter was primarily attributable to acquisition costs of our L&O hotels, loans to franchisees and property investments, offset by drawing down of bank facilities.

COVID-19 Update

During the third quarter, RevPAR decreased in July due to the worsened Covid-19 situation in Nanjing city and in Jiangsu Province. Fortunately, RevPAR rebounded quickly to around 100% of the 2019 level in the middle of September. But due to the outbreak of cases in different cities nationwide, it dropped to about 81.3% of its 2019 level during the first week of November but then recovered gradually to about 98.5% of its 2019 level in the last week of December thanks to the resilience of our business model, well-segmented and robust brand portfolio and the loyalty and stickiness of our members.

Guidance

Assuming the recent resurgence of Covid-19 outbreaks remains under control in China in the coming quarters, the Company expects an increase in total revenues of 25%-30% for the full year 2021, compared to 2020 and an increase in total revenues of 7%-12% for the full year 2021, compared to 2019.

The guidance set forth above reflects the Company’s current and preliminary views based on our recovery speed and may not be indicative of the final financial results for future interim periods and the full year.

Conference Call

GreenTree’s management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on January 12, 2022 (9:00 AM Beijing/Hong Kong Time on January 13, 2022).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the conference call will be available after the conclusion of the live conference call until January 19, 2022.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	6891497

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of September 30, 2021, GreenTree had a total number of 4,626 hotels. In 2020, HOTELS magazine ranked GreenTree Top 12 Ranking among 225 largest global hotel groups in terms of number of hotels in its annual HOTELS’ 225. GreenTree was also the fourth largest hospitality company in China in 2020 based on the statistics issued by the China Hospitality Association.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Financial Tables and Operational Data Follow

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	611,358,209	198,989,361	30,882,665
Short-term investments	301,983,182	518,915,595	80,534,438
Investments in equity securities	242,378,696	243,135,861	37,734,094
Accounts receivable, net of allowance	101,511,057	106,600,534	16,544,143
Amounts due from related parties	9,770,871	146,685,649	22,765,256
Prepaid rent	13,597,867	19,120,240	2,967,415
Inventories	3,804,680	2,259,917	350,734
Other current assets	77,649,794	176,685,447	27,421,150
Loans receivable, net	222,244,629	320,772,059	49,783,043
Total current assets	1,584,298,985	1,733,164,663	268,982,938

Non-current assets:
Restricted cash	22,369,900	22,299,900	3,460,890
Long-term time deposits	490,000,000	160,000,000	24,831,611
Loans receivable, net	145,703,988	335,166,679	52,017,053
Property and equipment, net	668,605,661	992,679,468	154,061,438
Intangible assets, net	491,513,073	539,647,424	83,751,967
Goodwill	100,231,487	105,397,148	16,357,381
Long-term investments	369,525,917	184,034,186	28,561,658
Other assets	66,635,394	286,179,925	44,414,427
Deferred tax assets	156,070,112	142,433,816	22,105,382
TOTAL ASSETS	4,094,954,517	4,501,003,209	698,544,745

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	150,000,000	240,000,000	37,247,416
Accounts payable	19,606,344	20,287,040	3,148,499
Advance from customers	34,305,508	26,037,866	4,041,013
Amounts due to related parties	3,198,253	5,114,422	793,746
Salary and welfare payable	51,567,587	57,101,423	8,862,002
Deferred rent	1,356,132	1,400,795	217,400
Deferred revenue	221,314,997	231,325,052	35,901,085
Accrued expenses and other current liabilities	300,696,673	369,967,995	57,418,133
Income tax payable	87,483,970	66,955,205	10,391,285
Total current liabilities	869,529,464	1,018,189,798	158,020,579

Deferred rent	28,642,973	56,737,678	8,805,550
Deferred revenue	361,901,369	326,029,164	50,598,933
Other long-term liabilities	115,862,713	135,523,772	21,032,959
Deferred tax liabilities	178,413,413	176,422,515	27,380,345
Unrecognized tax benefits	290,679,902	314,534,332	48,814,963
TOTAL LIABILITIES	1,845,029,834	2,027,437,259	314,653,329

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	34,544,972
Class B ordinary shares	115,534,210	115,534,210	17,930,628
Additional paid-in capital	1,149,280,404	1,150,764,901	178,595,912
Retained earnings	570,042,924	755,706,412	117,283,796
Accumulated other comprehensive income	45,586,647	45,487,996	7,059,626
Total GreenTree Hospitality Group Ltd. shareholders’ equity	2,103,031,255	2,290,080,589	355,414,934

Non-controlling interests	146,893,428	183,485,361	28,476,482
Total shareholders’ equity	2,249,924,683	2,473,565,950	383,891,416

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,094,954,517	4,501,003,209	698,544,745

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated hotels	66,823,544	106,518,761	16,531,452	150,961,027	279,514,243	43,379,930
Franchised-and-managed hotels	194,060,899	194,002,860	30,108,772	470,258,096	589,609,423	91,505,948
Others	5,983,132	9,922,553	1,539,956	19,034,407	29,589,847	4,592,272
Total revenues	266,867,575	310,444,174	48,180,180	640,253,530	898,713,513	139,478,150

Operating costs and expenses
Hotel operating costs	(108,025,295)	(172,797,324)	(26,817,724)	(292,705,145)	(459,464,624)	(71,307,792)
Selling and marketing expenses	(21,273,500)	(16,450,435)	(2,553,067)	(51,114,478)	(56,271,856)	(8,733,255)
General and administrative expenses	(44,782,915)	(68,776,812)	(10,673,994)	(121,672,457)	(195,778,639)	(30,384,368)
Other operating expenses	(434,792)	(760,850)	(118,083)	(1,633,064)	(4,907,140)	(761,576)
Total operating costs and expenses	(174,516,502)	(258,785,421)	(40,162,868)	(467,125,144)	(716,422,259)	(111,186,991)

Other operating income	8,577,445	3,225,248	500,551	27,671,358	23,278,837	3,612,819
Income from operations	100,928,518	54,884,001	8,517,863	200,799,744	205,570,091	31,903,978

Interest income and other, net	23,140,692	15,797,161	2,451,680	47,861,876	45,079,808	6,996,276
Interest expense	(203,604)	(2,485,865)	(385,800)	(2,941,850)	(9,963,790)	(1,546,356)
Gains (losses) from investment in equity securities	2,905,553	(16,729,522)	(2,596,381)	(9,734,782)	27,143,814	4,212,654
Other income, net	517,981	3,495,891	542,555	517,981	3,495,891	542,554
Income before income taxes	127,289,140	54,961,666	8,529,917	236,502,969	271,325,814	42,109,106

Income tax expense	(41,821,938)	(22,507,756)	(3,493,149)	(72,398,501)	(93,047,550)	(14,440,753)
Income before share of gains in equity investees	85,467,202	32,453,910	5,036,768	164,104,468	178,278,264	27,668,353

Share of gains in equity investees, net of tax	170,211	543,250	84,311	1,118,542	1,007,147	156,306
Net income	85,637,413	32,997,160	5,121,079	165,223,010	179,285,411	27,824,659

Net loss/(income) attributable to non-controlling interests	(2,347,248)	1,438,345	223,228	10,563,167	6,378,077	989,863
Net income attributable to ordinary shareholders	83,290,165	34,435,505	5,344,307	175,786,177	185,663,488	28,814,522

Net earnings per share
Class A ordinary share-basic and diluted	0.81	0.33	0.05	1.71	1.80	0.28
Class B ordinary share-basic and diluted	0.81	0.33	0.05	1.71	1.80	0.28

Net earnings per ADS
Class A ordinary share-basic and diluted	0.81	0.33	0.05	1.71	1.80	0.28
Class B ordinary share-basic and diluted	0.81	0.33	0.05	1.71	1.80	0.28

Weighted average shares outstanding
Class A ordinary share-basic and diluted	68,286,954	68,286,954	68,286,954	68,286,954	68,286,954	68,286,954
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	(11,616,690)	1,275,061	197,886	(7,800,682)	(98,651)	(15,311)
Unrecognized gain on an available-for-sale	6,750,000	—	—	6,750,000	—	—
Comprehensive income, net of tax	80,770,723	34,272,221	5,318,965	164,172,328	179,186,760	27,809,348

Comprehensive loss/(income) attributable to non-controlling interests	(2,347,248)	1,438,345	223,228	10,563,167	6,378,077	989,862
Comprehensive income attributable to ordinary shareholders	78,423,475	35,710,566	5,542,193	174,735,495	185,564,837	28,799,211

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net income	85,637,413	32,997,160	5,121,079	165,223,010	179,285,411	27,824,659

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,063,004	21,297,943	3,305,389	50,068,849	61,735,788	9,581,244
Share of gains in equity method investments	(170,211)	(543,250)	(84,311)	(1,118,542)	(1,007,147)	(156,306)
Fair value change in returnable consideration and contingent consideration, net	—	—	—	—	(502,712)	(78,020)
Gains from disposal of a long-term investment	—	(3,491,312)	(541,843)	—	(3,491,312)	(541,843)
Interest income	(2,217,211)	(2,695,728)	(418,370)	(7,059,071)	(6,550,758)	(1,016,662)
Bad debt expense	4,123,789	6,183,876	959,723	22,052,714	26,645,020	4,135,242
(Gains)losses from investments in equity securities	(2,905,553)	18,728,741	2,906,655	9,734,782	(25,144,595)	(3,902,380)
Foreign exchange (gains) losses	(51,687)	(750,812)	(116,524)	(261,556)	1,756,830	272,656
Share-based compensation	—	537,492	83,417	232,558	1,845,357	286,395
Income tax expenses related to dividend distribution or retained profits	6,486,874	—	—	14,576,403	—	—
Contingent consideration included in other current liabilities and other assets	2,046,066	—	—	2,046,066	—	—

Changes in operating assets and liabilities:
Accounts receivable	(4,658,499)	4,488,038	696,533	(43,356,590)	(28,358,558)	(4,401,179)
Prepaid rent	642,280	8,674,595	1,346,276	10,564,530	(5,522,373)	(857,059)
Inventories	(1,274,556)	(146,806)	(22,784)	(1,511,933)	1,533,638	238,017
Amounts due from related parties	8,625,331	3,274,808	508,242	10,135,528	(598,730)	(92,921)
Other current assets	(18,021,028)	12,185,993	1,891,236	(3,193,950)	(111,534,002)	(17,309,805)
Other assets	(8,142,812)	(10,374,644)	(1,610,120)	(17,157,334)	(18,159,564)	(2,818,320)
Accounts payable	4,598,670	2,194,915	340,645	7,487,666	680,702	105,643
Amounts due to related parties	521,868	(241,489)	(37,479)	(1,526,433)	1,916,169	297,385
Salary and welfare payable	8,405,275	264,466	41,044	9,778,026	5,533,836	858,838
Deferred revenue	6,439,785	(1,658,924)	(257,461)	(32,603,970)	(25,862,150)	(4,013,743)
Advance from customers	(339,768)	(1,678,033)	(260,427)	(8,097,688)	(8,122,664)	(1,260,618)
Accrued expenses and other current liabilities	36,865,011	(1,709,467)	(265,305)	16,760,864	50,679,045	7,865,264
Income tax payable	15,896,890	15,513,591	2,407,672	(30,522,077)	(20,528,765)	(3,186,014)
Unrecognized tax benefits	16,917,849	2,454,572	380,944	13,707,938	23,854,430	3,702,149
Deferred rent	632,148	12,736,350	1,976,651	4,783,547	28,139,368	4,367,161
Other long-term liabilities	424,893	5,577,611	865,632	1,603,859	19,811,059	3,074,628
Deferred taxes	(3,180,335)	(7,044,162)	(1,093,237)	(15,548,950)	11,645,398	1,807,337
Net cash provided by operating activities	175,365,486	116,775,524	18,123,277	176,798,246	159,678,721	24,781,748

Investing activities:
Purchases of property and equipment	(26,948,009)	(93,109,989)	(14,450,444)	(68,576,946)	(250,998,814)	(38,954,405)
Purchases of intangible assets	—	(201,746)	(31,310)	(9,075)	(201,746)	(31,310)
Proceeds from disposal of property and equipment	60,262	—	—	71,387	—	—
Payment for acquisition of minority equity	—	—	—	—	(868,388)	(134,772)
Acquisitions, net of cash received	(6,660,000)	(4,112,459)	(638,244)	(7,915,807)	(177,241,084)	(27,507,385)
Advances for purchases of property and equipment	—	—	—	—	(204,889,383)	(31,798,334)
Repayment of advances for purchases of property and equipment	—	22,400,000	3,476,425	—	22,400,000	3,476,425
Repayment of advances for acquisitions	872,700	1,069,500	165,984	36,312,700	11,217,500	1,740,929
Purchases of short-term investments	(610,180)	(61,635,884)	(9,565,739)	(148,300,207)	(199,922,194)	(31,027,438)
Proceeds from short-term investments	8,817,211	42,805,509	6,643,311	407,451,316	399,540,539	62,007,719
Proceeds from sales of long-term time deposits	—	—	—	—	50,000,000	7,759,878
Increase of long-term time deposits	—	—	—	(30,000,000)	(130,000,000)	(20,175,684)
Proceeds from disposal of equity securities and dividends received from equity securities	5,345,656	—	—	7,886,074	211,307,112	32,794,350
Proceeds from disposal of equity method investments	—	—	6,380,000	—	—
Loan to related parties	(119,400,000)	(52,546,988)	(8,155,165)	(304,766,500)	(284,292,548)	(44,121,512)
Repayment from related parties	111,100,000	1,750,000	271,596	297,256,179	150,415,500	23,344,120
Loan to third parties	(3,800,000)	—	—	(7,000,000)	(10,500,000)	(1,629,574)
Repayment of loan from third parties	—	—	—	—	46,500,000	7,216,687
Loan to franchisees	(59,310,002)	(121,148,898)	(18,802,014)	(205,761,780)	(581,584,192)	(90,260,451)
Repayment from franchisees	35,586,060	93,467,363	14,505,907	70,801,095	277,141,562	43,011,696
Net cash (used in) provided by investing activities	(54,946,302)	(171,263,592)	(26,579,693)	53,828,436	(671,976,136)	(104,289,061)

Financing activities:
Loan from non-controlling interest	—	—	—	—	2,792,853	433,444
Repayment of short-term borrowings	(10,000,000)	(50,000,000)	(7,759,878)	(10,000,000)	(50,000,000)	(7,759,878)
Proceeds from short-term borrowings	2,997,225	—	—	21,437,555	140,000,000	21,727,659
Capital contribution from noncontrolling interest holders	2,884,202	1,650,000	256,076	6,262,589	8,681,000	1,347,270
Net cash provided by (used in) financing activities	(4,118,573)	(48,350,000)	(7,503,802)	17,700,144	101,473,853	15,748,495

Effect of exchange rate changes on cash and cash equivalents	(1,474,708)	(220,197)	(34,174)	(882,510)	(1,615,286)	(250,687)
Net increase(decrease) in cash and cash equivalents and restricted cash	114,825,903	(103,058,265)	(15,994,392)	247,444,316	(412,438,848)	(64,009,505)
Cash and cash equivalents and restricted cash at the beginning of the period	474,778,636	324,347,526	50,337,947	342,160,223	633,728,109	98,353,060
Cash and cash equivalents and restricted cash at the end of the period	589,604,539	221,289,261	34,343,555	589,604,539	221,289,261	34,343,555

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income	85,637,413	32,997,160	5,121,079	165,223,010	179,285,411	27,824,659

Deduct:
Other operating income	8,577,445	3,225,248	500,551	27,671,358	23,278,837	3,612,819
Interest income and other, net	23,140,692	15,797,161	2,451,681	47,861,876	45,079,808	6,996,276
Gains from investment in equity securities	2,905,553	—	—	45,440,136	27,143,814	4,212,654
Share of gains in equity investees, net of tax	170,211	543,250	84,311	1,118,542	1,007,147	156,307
Other income, net	517,981	3,495,891	542,554	517,981	3,495,891	542,554

Add:
Other operating expenses	434,792	760,850	118,082	1,633,064	4,907,140	761,576
Income tax expense	41,821,938	22,507,756	3,493,149	72,398,501	93,047,550	14,440,753
Interest expense	203,604	2,485,865	385,800	2,941,850	9,963,790	1,546,356
Depreciation and amortization	18,063,004	21,297,943	3,305,389	50,068,849	61,735,788	9,581,244
Losses from investment in equity securities	—	16,729,522	2,596,381	55,174,918	—	—
Adjusted EBITDA(Non-GAAP)	110,848,869	73,717,546	11,440,783	224,830,299	248,934,182	38,633,978

	Quarter Ended			Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income	85,637,413	32,997,160	5,121,079	165,223,010	179,285,411	27,824,659

Deduct:
Government subsidies (net of 25% tax)	1,005,153	287,650	44,643	14,217,238	11,422,522	1,772,748
Gains from investment in equity securities (net of 25% tax)	2,179,165	—	—	34,080,102	20,357,861	3,159,490
Other income (net of 25% tax)	388,486	2,621,918	406,915	388,486	2,621,918	406,915

Add:
Share-based compensation	—	537,492	83,417	232,558	1,845,357	286,395
Losses from investments in equity securities (net of 25% tax)	—	12,547,142	1,947,286	50,081,189	—	—
One-time fees and expense	3,839,368	7,004,623	1,087,100	3,839,368	21,711,927	3,369,638
Asset impairment/Accrued bad debt	—	—	—	9,501,082	4,523,574	702,048
Income tax expenses related to dividend distribution	6,486,874	—	—	14,576,403	—	—
Core net income(Non-GAAP)	92,390,851	50,176,849	7,787,325	194,767,784	172,963,968	26,843,587

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.90	0.49	0.08	1.89	1.68	0.26
Class B ordinary share-basic and diluted	0.90	0.49	0.08	1.89	1.68	0.26

Operational Data

	2020 Q3	2021 Q3
Total hotels in operation:	4,195	4,626
Leased-and-owned hotels	37	62
Franchised hotels	4,158	4,564
Total hotel rooms in operation	305,125	334,162
Leased-and-owned hotels	4,620	7,062
Franchised hotels	300,505	327,100
Number of cities	341	362

	Quarter Ended
	2020 Q3	2021 Q3
Occupancy rate (as a percentage)
Leased-and-owned hotels	70.6%	65.2%
Franchised hotels	79.3%	72.6%
Blended	79.1%	72.4%
Average daily rate (in RMB)
Leased-and-owned hotels	171	223
Franchised hotels	151	161
Blended	151	163
RevPAR (in RMB)
Leased-and-owned hotels	121	146
Franchised hotels	120	117
Blended	120	118

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	2020 Q3	2021 Q3	2020 Q3	2021 Q3
Luxury	20	30	4,042	5,974
Argyle	20	30	4,042	5,974
Mid-to-up-scale	337	488	30,303	44,662
GreenTree Eastern	137	189	14,305	20,283
Deepsleep Hotel	3	6	221	417
Gem	33	41	3,016	3,770
Gya	39	59	3,340	5,030
Vx	32	74	2,563	6,589
Ausotel	12	16	1,561	2,109
Urban Garden and others[1]	81	103	5,297	6,464
Mid-scale	2,684	2,912	217,922	229,632
GreenTree Inn	2,113	2,147	178,179	177,770
GT Alliance	321	513	24,560	36,534
GreenTree Apartment	13	16	862	1,098
Vatica	123	112	8,925	8,115
City 118 Selected and others[1]	114	124	5,396	6,115
Economy hotels	1,154	1,196	52,858	53,894
Shell	593	633	25,791	27,406
City 118 and others[1]	561	563	27,067	26,488
Total	4,195	4,626	305,125	334,162

For more information, please contact:

GreenTree

Ms. Selina Yang
Phone: +86-21-3617-4886 ext. 7999
E-mail: ir@998.com

Mr. Nicky Zheng
Phone: +86-21-3617-4886 ext. 6708
E-mail: ir@998.com

Christensen

In Shanghai
Ms. Constance Zhang
Phone: +86-138-1645-1798
E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com